

January 26, 2011

Michael F. Neidorff
Chairman and Chief Executive Officer
Centene Corporation
7711 Carondelet Avenue
St. Louis, Missouri 63105

> **Re: Centene Corporation**
> **Form 10-K for the Fiscal Year Ended December 31, 2009**
> **Filed February 22, 2010**
> **File No. 001-31826**

Dear Mr. Neidorff:

We have reviewed your January 18, 2011 response to our December 29, 2010 letter and have the following comment. In our comment, we ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe the comment applies to your facts and circumstances, please tell us why in your response. Please furnish us a letter on EDGAR under the form type label CORRESP that keys your responses to our comment.

After reviewing the information you provide in response to the comment, we may have additional comments.

Notes to Consolidated Financial Statements
24. Condensed Financial Information of Registrant, page 49

1. Refer to your response to prior comment three. Please address the following by providing proposed disclosure to be included in your Form 10-K for the year ended December 31, 2010:
    * Disclose the source of the parent company's operating cash flows by quantifying the amount received from the unrestricted subsidiaries and any other sources, specifically addressing the cash flow management process where the parent company receives cash from the unrestricted subsidiaries;
    * Disclose the nature of the management fees paid to the unrestricted subsidiaries from the restricted subsidiaries, including how the amounts are determined; and
    * Consider filing the related management fee agreements under paragraph B10 of Item 601 of Regulation S-K.

You may contact Staci Shannon, Staff Accountant, at (202) 551-3374 or Melissa Rocha, Accounting Branch Chief, at (202) 551-3854 if you have questions regarding the comment. In this regard, do not hesitate to contact me at (202) 551-3679.

Sincerely,

Jim B. Rosenberg
Senior Assistant Chief Accountant